April 20, 2016

Dear Fellow Chipotle Mexican Grill, Inc. Shareowner:

Vote “FOR” Shareowner Proposal #6 on Proxy Access, “AGAINST” Management Proposal #5

The California Public Employees’ Retirement System (CalPERS) and the New York City Pension Funds request shareowners vote “FOR” proposal #6 – a non-binding proposal to give shareowners effective access to the director nomination process – at the Chipotle Mexican Grill, Inc. annual meeting on May 11, 2016. Together, our funds have $433 billion in assets and are substantial long-term shareowners of Chipotle Mexican Grill, Inc., with approximately 140,500 shares. We believe shareowners should vote “against” management proposal #5 which imposes unduly restrictive requirements that are not in shareowners’ best interest.

Significantly, at the company’s 2015 annual meeting, a shareowner proposal substantially the same as proposal #6 received 49.9 percent of votes cast, while a binding management proposal with terms identical to proposal #5 received only 34.7 percent of votes cast.  In light of the preferences expressed by shareowners last year, we question the board of directors’ decision to re-propose the overly restrictive terms included in proposal #5.

Proxy Access is a Fundamental Shareowner Right – Provides Accountability in the Boardroom

We believe providing access to a company’s proxy to give shareowners the ability to nominate directors to the board is one of the most important rights for owners of a company.  Without effective proxy access, the director election process simply offers a ratification of management’s slate of nominees.  Therefore, we believe long-term shareowners should have meaningful access to this process on the terms specified in the proposal #6.  The proposed thresholds include:
•	Beneficial ownership of at least 3 percent of the outstanding stock, consistent with market practice and SEC rulemaking, in place of the company’s current request for a 5 percent threshold;
•	Ability for a group of qualifying shareowners to aggregate their shares, in line with SEC rulemaking; and
•	Ability to nominate up to 25 percent of the board, in line with SEC rulemaking.

Proposed Terms Based on SEC Proxy Access Rulemaking in 2010

Before adopting its now vacated proxy access rule in 2010, the SEC undertook a detailed analysis, both internally and through the public comment process.  The SEC determined that a 3 percent ownership threshold was appropriate, stating, “The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a-11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.”  The proposed slate size limitation in proposal #6 is also consistent with the SEC rule.

Trends Show U.S. Companies and Shareowners Are Embracing Proxy Access

Prior to November 2014 only 6 U.S. companies had a 3 percent proxy access bylaw in place – that number has risen to more than 210 companies as of April 1, 2016. The growing number of companies spans across various industries and size ranges – examples include Apple, Microsoft, Johnson & Johnson, General Electric, Amazon, Wells Fargo, AT&T, Coca-Cola, Pfizer, and Chevron. These companies are adopting the governance best practice, thereby rejecting the common corporate assertion that proxy access is costly, distracting, and favored mainly by special interest groups.

By contrast, we are aware of only 15 companies that initially enacted proxy access bylaws requiring at least 5 percent ownership, and five of these companies have subsequently amended their bylaws to lower the threshold to 3 percent.

Given the widespread investor backing and the accelerating adoption of proxy access bylaws, the Council of Institutional Investors has developed a “Proxy Access: Best Practices”1 document providing a framework for investors and companies that highlights how to adopt a shareowner-supportable proxy access bylaw provision, including key provisions consistent with Proposal #6.

Support Viable Proxy Access and Director Accountability – Vote “FOR” Shareowner Proposal #6

Proxy access is fundamental to a sustainable system of governance that fosters director accountability and long-term value creation – but will only work if bylaws have reasonable terms.  We believe the SEC provided reasonable and balanced terms, as reflected in Proposal #6, that offer shareowners effective access to the director nomination process.  Please vote “FOR” proxy access proposal #6.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson
Investment Director, CalPERS

Scott M. Stringer
New York City Comptroller

1 http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert